August 4, 2025

Via EDGAR

Mr. Juan Grana

Ms. Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flotek Industries, Inc.
Registration Statement on Form S-3
Filed July 10, 2025
File No. 333-288606

Ladies and Gentlemen:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2025 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold face type the comment exactly as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment.

Registration Statement on Form S-3

General

1.	We note your disclosure in your Form 8-K/A filed May 1, 2025, that a subsidiary of Flotek Industries, PWRTEK, LLC, acquired certain mobile power generation assets and related intellectual property from ProFrac GDM, LLC, an indirect subsidiary of ProFrac Holding Corp. pursuant to an asset purchase agreement entered into on April 28, 2025, and that PWRTEK also entered into an agreement for a six-year dry lease of certain of the acquired assets with ProFrac GDM. We also note your disclosure that the total consideration for all of the transactions entered into with ProFrac and its subsidiaries was $105 million. It appears that financial statements and pro forma financial statements reflecting the acquisitions may be required pursuant to Rule 8-04 and 8-05 of Regulation S-X and Item 11(b) of Form S-3. Please provide the appropriate financial statements or provide a detailed analysis explaining why you are not required to do so.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the acquisition of the mobile power generation assets and related intellectual property from ProFrac GDM, LLC (“ProFrac”) was an acquisition of a collection of assets and not the acquisition of a “business” for purposes of Rule 8-04 of Regulation S-X (“Rule 8-04”), Rule 8-05 of Regulation S-X and Item 11(b) of Form S-3. Accordingly, no audited financial statements or pro-forma information relating to the acquisition were required to be filed.

Background

As reported in the Company’s Form 8-K filed on April 28, 2025 (the “Form 8-K”), PWRTEK, LLC, a wholly-owned subsidiary of the Company (“PWRTEK”), acquired a collection of assets from ProFrac, which included 14 digitally enhanced mobile natural gas power generation filtration units, 8 gas distribution units and 8 additional units under construction or to be constructed, inventory related to the units, and supporting intellectual property (collectively, the “Acquired Assets”). The Acquired Assets did not include any other assets held by ProFrac. Also as reported in the Form 8-K and in the Company’s Form 8-K/A filed on May 1, 2025 (the “Form 8-K/A”), the purchase price for the Acquired Assets was $17.6 million, which equaled the order shortfall payments (“OSP”) that ProFrac Services, LLC, an affiliate of ProFrac, owed to the Company under its previously disclosed Chemical Products Supply Agreement (“Supply Agreement”). Due to ProFrac’s greater than 50% ownership of the Company, the acquisition is deemed a purchase of assets under common control in accordance with FASB Accounting Standards Codification 805, Business Combinations (“ASC 805”) resulting in the Company recording ProFrac’s historical book value of $15.1 million on the Company’s balance sheet on April 28, 2025.

Separate and distinct from the acquisition of the Acquired Assets, PWRTEK entered into a six-year lease under (the “Lease Agreement”) which ProFrac agreed to lease the Acquired Assets in combination with existing Company-owned technology (referred to by the Company as its Verax device, which ProFrac rented from the Company prior to the transaction) for set day-rates, and in exchange PWRTEK will receive a stream of lease payments beginning on the closing date of the transaction through the expiration of the six-year lease period, regardless of whether the leased assets are in use by ProFrac at any point in time. In connection therewith, the Company agreed to pay ProFrac $87.4 million ($89.9 million for GAAP purposes) for the lease, which was financed through the issuance of a warrant to purchase shares of the Company’s common stock, the issuance of a promissory note and future offset rights against OSP amounts that may become due under the Supply Agreement.

Applicable Rules

Rule 8-04 and Items 2.01 and 9.01 of Form 8-K require audited financial statements to be filed for a significant business that has been acquired. In deciding whether the provisions of Rule 8-04 apply, the Company must first determine, in accordance with guidance set forth in Rule 11-01 of Regulation S-X (“Rule 11-01”), whether the Acquired Assets are a “business” rather than just a collection of assets. Rule 11-01(d)(2) also considers whether certain attributes remain with the component after the transaction, such as the physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques or trade names.

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Pre Transaction Revenue Analysis

In consideration of Rule 8-04 and Rule 11-01, ProFrac is one of the largest providers of well stimulation services in the United States. It uses its hydraulic fracturing fleets, along with assorted support equipment, to execute well completions in high pressure/high volume environments. Under ProFrac’s ownership, the Acquired Assets were an embedded sub-set of equipment supporting the broader service offering ProFrac provides its customers known as “fracking”, and the Acquired Assets were used solely in support of that service offering. The Acquired Assets represented only a fraction of the numerous pieces of equipment utilized by ProFrac in fracking a well, and as such, were considered part of an internal cost center and not an operating asset that specifically generated revenue on a standalone basis. ProFrac’s customers were not separately billed for and did not specifically pay for the services provided by the Acquired Assets. ProFrac generates revenue by completing the stimulation of a well utilizing a large assortment of equipment, which included the Acquired Assets. Further, ProFrac had not leased the Acquired Assets to any external parties as the Acquired Assets were solely utilized as a component of ProFrac’s fracking service offering.

Post Transaction Revenue Analysis

In contrast, under PWRTEK’s ownership the Acquired Assets are being coupled with its Verax device (collectively the “New Asset Package”), and the New Asset Package will generate revenue for PWRTEK under a rental model. Under this rental model, revenue is generated through customers (including ProFrac) renting the New Asset Package for the specific services the assets provide, facilitating the use of natural gas to generate remote power. The Acquired Assets will not support equipment within a broader collection of assets providing a service by PWRTEK but are now the sole assets responsible for revenue generation for PWRTEK through the rental model. While the Acquired Assets will initially continue to support well stimulation through the term of the Lease Agreement with ProFrac, the Company plans to expand the deployment of the Acquired Assets at the expiration of the Lease Agreement (based on a 10 year economic life) outside of oilfield services (such as electric grid support and data center power), as those opportunities are expected to provide a more meaningful impact to the Company as its revenue stream is diversified away from the volatility in upstream oil and gas activities. In addition, as noted in the Company’s Form 8-K, seven gas distribution units and one mobile natural gas power generation filtration unit included in the Acquired Assets (27% of the total assets acquired) were under construction at the date of acquisition and therefore had no historical operating activities.

The Company has considered the definition of a “business” as contemplated by Article 11 of Regulation S-X. In particular, Rule 11-01(d) states that a “business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” More specifically, Rule 11-01(d)(1) considers “whether the nature of the revenue producing activity of the component will remain generally the same as before the transaction.” As described above, the Acquired Assets had no separate or identifiable revenue-producing activity on their own pre-acquisition when held by ProFrac, versus the post-acquisition rental revenue attributable to the Acquired Assets under the Company’s ownership. As the nature of the revenue producing activity of the Acquired Assets was fundamentally different before and after closing, the Company determined that there was no acquisition of a “business” for purposes Article 11 of Regulation S-X.

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For purposes of Rule 11-01(d)(2), none of the physical facilities, employee base, market distribution system, sales force, customer base, operating rights or production techniques were acquired in the asset acquisition. The transaction also excluded any cash and cash equivalents, working capital, deferred tax assets, and goodwill. Further, the Acquired Assets did not represent any one separate entity, subsidiary, or division within ProFrac prior to the transaction. Accordingly, the Company concluded that acquisition of the Acquired Assets did not constitute the acquisition of a “business” under Rule 11-01(d) of Regulation S-X.

Conclusion

Based on the foregoing, the Company determined that there was no acquisition of a “business” under Rule 11-01(d) of Regulation S-X, and as such, no audited financial statements or pro-forma information relating to the acquisition were required to be filed pursuant to Rules 8-04 and 8-05 of Regulation S-X and Item 11(b) of Form S-3.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we may provide additional information.

Very truly yours,

FLOTEK INDUSTRIES, INC.

/s/ Bond Clement
Bond Clement
Chief Financial Officer

cc:	Ryan G. Ezell, Flotek Industries, Inc.
Amy Blakeway, Flotek Industries, Inc.
E. James Cowen, Esq., Porter Hedges LLP

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